Darren K. DeStefano

T: +1 703 456 8034

ddestefano@cooley.com

November 2, 2012

VIA EDGAR AND HAND DELIVERY

Jennifer Gowetski

Senior Counsel

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Gladstone Land Corporation

Pre-effective Amendment No. 1 to Registration Statement on Form S-11

File No. 333-183965

Filed October 12, 2012

Dear Ms. Gowetski:

On behalf of Gladstone Land Corporation (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated October 25, 2012 with respect to Pre-effective Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-11 (Registration No. 333-183965) (the “Registration Statement”), filed on October 12, 2012. Simultaneously herewith, the Company is filing Pre-effective Amendment No. 2 to the Registration Statement (“Amendment No. 2”) and supplementally providing, for the Staff’s review, a version of Amendment No. 2 marked to show changes from Amendment No. 1.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of our responses correspond to the page numbers of Amendment No. 2.

Cover Page of Prospectus

1.	Please revise the cover page to include only the names of the lead or managing underwriters. See Item 501(b)(8) of Regulation S-K.

In response to the Staff’s Comment, we supplementally advise the Staff that all underwriters included on the cover page of the prospectus are co-managing

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

November 2, 2012

underwriters. As such, the Company respectfully submits that Item 501(b)(8)(i) of Regulation S-K requires that each of such firms be listed on the outside front cover page of the prospectus.

Financial Statements

Notes to Consolidated Financial Statements, page F-7

Note 5. Real Estate and Intangible Assets, page F-15

2.	We note your response to comment 8 in our letter dated October 4, 2012 and are unable to agree with your position that the acquisition of the Keysville Road Farms met the definition of a business acquisition as discussed in ASC Topic 805-10-55-4 through ASC Topic 805-10-55-9. Please amend your prospectus to reflect the purchase of farmland as an asset acquisition.

In response to the Staff’s Comment, the Company has restated its 2011 financial statements to reflect the purchase of Keysville Road Farms as an asset acquisition. As an asset acquisition, the cost of acquiring the Keysville Road Farms, including transaction costs, has been allocated to the assets acquired and liabilities assumed based on their relative fair values, with no bargain purchase gain recorded. The Company has also revised its June 30, 2012, interim financial statements to reflect the impact of the restatement to the interim period.

Exhibit 5.1 – Draft Legality Opinion

3.	We note that you have assumed the due authorization, execution and delivery of all documents by all parties. Please explain how this assumption is appropriate as it appears overly broad or revise your opinion accordingly.

In response to the Staff’s Comment, we are supplementally providing the Staff, under separate cover, a revised form of legality opinion, which removes the referenced language.

Exhibit 8.1 – Draft Tax Opinion

4.	We note assumption (ii) on page 2. Please revise here and elsewhere to clarify that you are referring to representations, warranties and statements of officers and employees as to questions of fact or explain to us how this assumption is appropriate.

In response to Comments No. 4-7, we are supplementally providing the Staff, under separate cover, a revised form of tax opinion. In response to the Comment, we have revised the referenced assumption to clarify that our reliance on representations, etc., relates solely to factual matters.

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

November 2, 2012

5.	We note assumption (vii) on page 2. Please explain to us how this assumption is appropriate.

In response to the Staff’s Comment, we respectfully submit that, in issuing a legal opinion (including an opinion with respect to tax matters), as noted in our response to Comment No. 4, it is appropriate and customary to rely upon representations, warranties and statements of parties with respect to questions of fact. In certain circumstances, these representations, warranties and statements are made to the “knowledge of” the individual making the representation. Because a tax conclusion necessarily depends upon the actual facts conforming to the beliefs of the individuals making the representations, it is appropriate and customary for a tax opinion to assume that the factual representations being made are, in fact, actually true. In this regard, we supplementally advise the Staff that we believe that the referenced assumption is customary in tax opinions filed with the Commission pursuant to Item 601(b)(8) of Regulation S-K.

6.	We note the last sentence of the first paragraph on page 3: “This opinion is void and may not be relied upon if any of the representations, warranties, statements and assumptions material to our opinion and upon which we have relied are not accurate and complete in all material respects at all relevant times.” Please revise to remove such sentence or tell us why it is appropriate.

In response to the Staff’s Comment, we have revised the form of tax opinion to remove the referenced language. We have further revised our opinion to state that any variation or difference in the facts from those set forth in the representations referenced therein may affect the conclusions stated in the opinion. In this regard, we supplementally advise the Staff that we believe that this qualification is customary in tax opinions filed with the Commission pursuant to Item 601(b)(8) of Regulation S-K.

7.	We note your statement in the third paragraph on page 3 that the opinion is intended for “those stockholders who acquire their Shares on or before termination of the sale of Shares under the Registration Statement, and may not be relied upon or utilized for any other purpose or by any other person.” Please note that it is not appropriate to limit reliance on the opinion and revise accordingly.

In response to the Staff’s Comment, we have revised the referenced language to clarify that the opinion may be relied upon by any person entitled to rely on it pursuant to applicable provisions of federal securities law, including purchasers of

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

November 2, 2012

the Company’s Common Stock in the offering, which we believe is customary in tax opinions filed with the Commission pursuant to Item 601(b)(8) of Regulation S-K.

You may fax any comment letters concerning the Registration Statement to (703) 456-8100 and direct any questions or comments concerning the Registration Statement or this response to the undersigned at (703) 456-8034.

Very truly yours,

/s/ Darren K. DeStefano

Darren K. DeStefano

Enclosures

cc:	David Gladstone, Gladstone Land Corporation

Thomas R. Salley, Cooley LLP

Brian F. Leaf, Cooley LLP

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM